CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

August 29, 2011
Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:
Request for Extension to File Response
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 16, 2011 and Documents Incorporated by Reference
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 10, 2011
File No. 001-34567

Dear Ms. Krebs,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated August 2, 2011 regarding the above referenced filings (the “Comment Letter”). Please accept this correspondence as a request for an extension of an additional seven (7) days to provide the Commission with our response to the Comment Letter. Accordingly, the Company will respond to the Commission’s comment letter, no later than Tuesday, September 6, 2011.

Thank you for your attention to this matter.

Sincerely,

 /s/ Minhua Chen
China Yida Holding, Co.
Name: Minhua Chen
Title: Chief Executive Officer